SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2022

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OCTOBER TRAFFIC GROWS 38% TO 15.7M GUESTS

Ryanair Holdings plc today (Wed, 2 Nov) released Oct. traffic statistics as follows:

	Oct 21	Oct 22	Change
Guests	11.4m	15.7m	+38%
L. Fact	84%	94%	+10%

     Ryanair operated over 88,560 flights in October, with strong school mid-term bookings.

	Rolling 12 month
	Oct 22	Change
Guests	157.4m	+178%
L. Fact	91%	+12%

ENDS

For further info
please contact:                        Press Office                             Piaras Kelly
                                      Ryanair DAC                          Edelman Ireland
                                      Tel: +353-1-9451799             Tel: +353-1-6789333
                                      press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 November, 2022

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary